SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 5684 SGANDHI@SIDLEY.COM

November 8, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jeffrey Lewis
Kristina Marrone
Gregory Herbers
Mary Beth Breslin

Re:	Blue Ocean Acquisition Corp
Draft Registration Statement on Form S‑1
Submitted July 23, 2021
CIK No. 0001856961

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Blue Ocean Acquisition Corp (the “Company”), in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form S-1 submitted on a confidential basis on July 23, 2021 (CIK No. 0001856961), as set forth in the Staff’s letter dated August 19, 2021 addressed to Marcus Brauchli, Chairman of the Company (the “Comment Letter”).

Set forth below is the Company’s response to the Comment Letter.  For ease of reference, the comment contained in the Comment Letter is reproduced below in bold font type and is immediately followed by the response of the Company.  Unless otherwise indicated, page references in the Company’s response refer to the Company’s Registration Statement on Form S-1 filed with the Commission concurrently with this letter (the “Registration Statement”).

Draft Registration Statement on Form S‑1 Submitted July 23, 2021

Capitalization, page 86

1.
We note that you are offering 15,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 13,113,561 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 15,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure to reflect that it will treat all of the Class A ordinary shares as temporary equity. The relevant changes have been made to the Dilution tables on pages 92 and 93 and the Capitalization table on page 94.

*          *          *

We would be grateful if the Staff would provide any comments to the Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the foregoing response or the Registration Statement at any time, please do not hesitate to contact me at (212) 839-5684 or at sgandhi@sidley.com.

Very truly yours, /s/ Samir A. Gandhi Samir A. Gandhi, Esq.

cc:	Marcus Brauchli – Blue Ocean Acquisition Corp.

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